EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq ”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Additional immediate supplementary report - sale of the property in “Sakia”

Further to the Company’s immediate reports of December 6, 2017 and January 8, 2018 regarding the Company’s execution of an agreement for the sale of the Company’s real estate property in the Mesubim Junction complex - “Sakia” (the “Property”) immediate supplementary notification is hereby provided that on May 21, 2018, the Company received a demand from the Israel Land Administration for payment of a permit fee with respect to the property improvement plan approved prior to the execution of the agreement, in which the Company was required to pay approximately NIS 148 million plus VAT (the “Demand”). It should be noted that the amount of the Demand for payment of a permit fee to be determined at the end of the proceedings will also have an effect on the amount of the betterment levy that the Company will be required to pay the planning committee.

If the Company is ultimately required to pay the full amount of the Demand, the capital gain to be recorded in its financial statements is expected to be significantly lower than NIS 400 million.

The Company disputes the Demand and intends to file an objection. The Company estimates that the final permit fee it will be required to pay is expected to be lower than the amount of the Demand.

The information contained in this immediate report regarding the Company’s estimates and the capital gain as a result of the sale of the Property is forward-looking information, as such term is defined in the Securities Law, 5728-1968. It is based, inter alia, on the foregoing and on the Company’s estimates regarding the costs of the transaction, various costs to the Company in connection with the Property and regarding the Company’s claims in connection with the payment of the Demand. The information may not fully materialize if the Company’s aforementioned estimates materialize differently than expected.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.